[Letterhead of Health Net, Inc.]

June 24, 2009

BY FACSIMILE (202-772-9217) AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Laura Crotty
Division of Corporation Finance
Mail Stop 4720

Re:	Health Net, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-12718

Dear Ms. Crotty:

I am in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 12, 2009 to Health Net, Inc. (“Health Net”), regarding Health Net’s executive compensation disclosure in its Definitive Schedule 14A filed April 8, 2009 (the “Schedule 14A”).

The response set forth below contains the Staff’s comments in total, set off in bold type. Section references and page references in the text of the response correspond to the sections and pages of the Schedule 14A, unless otherwise indicated. Capitalized terms not otherwise defined herein have the meanings given to such terms in the Schedule 14A.

1.	Please explain why Steven D. Lynch was not eligible to receive a 2008 long-term performance award and why the board placed him in a “special cash performance bonus program for 2008” which resulted in a bonus payment of $1.3 million. Additionally, discuss the extent to which Mr. Lynch achieved each of his goals described on page 34.

Under the terms of Mr. Lynch’s employment agreement, entered into in December 2007, as amended and restated for purposes of Section 409A of the Code in December 2008, and listed as Exhibit 10.6 to Health Net’s 2008 Annual Report on Form 10-K filed February 27, 2009 (the “Lynch Employment Agreement”), Mr. Lynch was not eligible to receive a 2008 annual cash incentive award under the EOIP or a 2008 long-term performance award in the form of an equity grant. In lieu thereof, the Lynch Employment Agreement provided that Mr. Lynch was eligible to receive a special cash performance-based bonus, up to a total amount of $1,800,000, if certain performance goals were met by a target completion date of February 28, 2009.

Management recommended, and the Compensation Committee agreed, that it was appropriate to award this special performance-based bonus in lieu of a long-term performance award or annual cash incentive award in order to restructure Health Net’s Health Plan Division by February 2009. Following the resignation of Health Net’s former President of Health Net of the Northeast and Senior Products, Health Net seized an opportunity to consolidate health plan management and streamline operations so that Health Net would be positioned for future growth. For these business and economic reasons, Health Net determined it was prudent for Mr. Lynch to restructure the Health Plan Division in order to bring all the geographic regions under the leadership of one individual. In order to incentivize Mr. Lynch to complete this important project, the special cash performance-based bonus was designed to approximate the total cash value of Mr. Lynch’s long-term and short-term compensation package for 2008.

The special performance-based bonus was comprised of two components: (i) $500,000, if the Chief Executive Officer determined that Health Net’s Health Plan Division achieved the 2008 market plan targets (as described below) for each of Health Net’s commercial managed care plan regions (the “Market Goals”), and (ii) $1,300,000, if the Chief Executive Officer determined that Mr. Lynch met his 2008 individual performance goals (the “Individual Goals”), as listed on page 34 of the Schedule 14A. The Market Goals were weighted at 30% and the Individual Goals were weighted at 70% of the special performance-based bonus in order to emphasize the achievement of the restructuring of the Health Plan Division and development of new service level agreements between the Health Plan Division and Shared Services, pursuant to the Individual Goals.

The Chief Executive Officer recommended, and the Compensation Committee approved, an award of $1,300,000 of the special performance-based bonus to Mr. Lynch. As a result of Mr. Lynch’s 100% achievement of the Individual Goals and 0% achievement of the Market Goals prior to the target completion date, the special performance-based bonus was awarded as follows:

(a)	Individual Goals ($1,300,000):

(i)	Build and institute new Health Plan Division structure –

(A)	Organization: Mr. Lynch adequately built and instituted a new Health Plan Division structure by integrating various regions and support functions into the Health Plan Division. He and his team created roles with overall divisional responsibilities for Medical Management, Provider Contracting, Marketing, Product Development and Strategic Planning. He also developed a baseline assessment of Health Net’s market capabilities for the then-current climate.

(B)

People: Mr. Lynch developed new roles to support the reorganized Health Plan Division structure. Recognizing the need for sufficient talent to staff key leadership roles of the new structure, he interviewed and selected individuals for the new positions. He also developed a succession plan for the top leadership positions in the Health Plan Division, which included development activities to strengthen the talent pool of potential successors.

(ii)	Execute and initiate service level agreements between Health Plan Division and Shared Services – Prior to the reorganization of the Health Plan Division, there was no formal agreement on expectations and outcomes between the various Health Plan markets and the groups that supported them. Mr. Lynch developed new service level agreements between the Health Plan Division and Shared Services, in conjunction with his team and the Chief Operating Officer. These agreements provided Health Net with consistent measures to manage the business across the enterprise.

(iii)	Reorganize regulatory and compliance functions within Health Plan Division with clear accountabilities defined – Prior to the reorganization of the Health Plan Division, the regulatory functions were managed separately by geographic markets, and it was determined that they needed to work more efficiently with the corporate compliance function. Mr. Lynch reorganized the regulatory and compliance functions by integrating such functions under Patricia Clarey’s leadership as Chief Operating Officer of the Health Plan Division, helping to define clear accountabilities associated with such functions. The reorganized structure followed Ms. Clarey when she was appointed to a new position as Senior Vice President – Chief Regulatory and External Affairs Officer.

(b)	Market Goals ($500,000): It was determined that Mr. Lynch did not meet the Market Goals because the market plan targets for the Eastern and Western Regions (PTI, membership, and margin growth, as related to the overall performance of Health Net) were not achieved by the target completion date.

* * * * *

Health Net acknowledges that:

•	Health Net is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Health Net may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the response set forth above, please do not hesitate to contact me at 818-676-6703.

Sincerely,

/s/ Jay M. Gellert

Jay M. Gellert

President and Chief Executive Officer